Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: January 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                   Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                             No   X
                      -----                           ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------


1. Press Release issued January 17, 2003 regarding divestment of German electrical contacts business.

                                    EXHIBIT 1


                    SGL Carbon Optimizes Product Portfolio;
       Sale of Non-core Area / Divestment of Electrical Contacts Business

     WIESBADEN, Germany--(BUSINESS WIRE)--Jan. 17, 2003--As part of its measures to streamline its portfolio, the SGL Carbon Group has divested its German business in electrical contacts for trains, trams and electric motors over the last few days.
     SGL Pantrac GmbH, Berlin, has been taken over by E-Carbon S.A., Brussels. E-Carbon (www.e-carbon.net) is a joint venture of Gerken S.A., Verviers (Belgium), and Helwig Carbon Products Inc., Milwaukee (USA). Both companies are long-standing customers of SGL Carbon Group in the US and Europe. The parties have agreed not to disclose the purchase price.
     With the sale of this non-core business, which generated annual revenues of approx. (EUR) 12 million, SGL Carbon is withdrawing in a first step from the manufacture of electrical contacts. This is an important step for SGL Carbon to further concentrate on high-tech applications within the business unit Graphite Specialties. The Company already announced in early 2002 that as part of the 5-point program it would divest non-core activities in order to streamline its portfolio and to further reduce financial liabilities.

   Important Notice:

     This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    CONTACT: SGL Carbon
             Stefan Wortmann, +49 611 60 29 105,
             Fax - +49 6 11 60 29 101, Mobile - +49 170 540 2667
             stefan.wortmann@sglcarbon.de, www.sglcarbon.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SGL CARBON Aktiengesellschaft



Date: January 17, 2003        By:   /s/ Robert J. Kohler
                                    ------------------------------
                                    Name:    Robert J. Koehler
                                    Title:   Chairman of the Board of Management


                                    By:      /s/ Dr. Bruno Toniolo
                                             -----------------------------
                                    Name:    Dr. Bruno Toniolo
                                    Title:   Member of the Board of Management